Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4
Tel: +1 (416) 359 7805
Fax: +1 (416) 359 7801
E-mail: pparisotto@coniston.ca
Website: www.blacksandspetroleum.com

October 20, 2008

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax: 202-772-9368

Original follows by mail

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007, Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008, Filed March 24, 2008
Response Letter Dated May 15, 2008
Response Letter Dated August 18, 2008
Form 10-Q for Quarterly Period Ended July 31, 2008, Filed September 15, 2008
File No. 000-51427

We have incorporated our responses to each of the SEC comments included in your letter of September 19, 2008 below.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

1.             Please provide us with your proposed disclosure summarizing the financial terms, sharing of costs and the allocation of profits of your joint venture agreement with BRDCC.

MANAGEMENT’S RESPONSE:

In our most recent Form 10-Q filed on September 15, 2008, we have expanded the disclosure of the terms of the joint venture agreement with BRDCC in order to provide our investors with more information regarding our aggregate obligations under the agreement and to clarify the allocation of interests in the project. Please note that the specific terms are subject to a grant of confidential treatment dated August 8, 2007 so exact numbers are not included in the disclosure. However, we believe the expanded disclosure provides our investors with the material provisions relating to our obligations and the allocation of profits. The expanded Form 10-Q disclosure is set forth below:

“The initial exploration project for Access is named “A10 Project” and lies on a portion of the traditional land of the Buffalo River Dene Nation (the “BRDN”) subject to Treaty 10 (“Treaty 10”) in western Saskatchewan on the border with Alberta (the “Project Land”). The BRDN is a party to Treaty 10 with Her Majesty the Queen in the Right of Canada (the “Crown”) which recognizes lands and water belonging to the BRDN whose territory is situated partly in the Province of Saskatchewan and partly in the Province of Alberta. Upon entering into Treaty 10, the BRDN did not cede, release, surrender or yield to the Crown any or all rights, titles and privileges whatsoever to the BRDN’s traditional territories. Lands and waters described in Treaty 10 form a part of the traditional territories of the BRDN. Access signed the Joint Venture Agreement with the BRDN in May 2007, amended on March 17, 2008, granting Access exclusive access to the land. A copy of this agreement was filed as Exhibit 10.8 to our Form 8-K filed on August 8, 2007.

Pursuant to the terms of the JV Agreement, the Company is responsible for 100% of the costs to explore and develop any project within the traditional lands. After all costs relating to a specific project have been recouped, the Company will retain a significant majority of the earned working interest and BRDN will be entitled to the remaining minority interest of the Project. Furthermore, the BRDN is entitled to earn an additional minority interest in any project(s) by contributing its pro rata share of the costs to explore and develop any project(s). Even if BRDN chooses to participate to the full extent permitted by the JV Agreement, the Company would continue to hold a majority of the working interest in the project.

Pursuant to the terms of the Impact Benefit Agreement with BRDN, the Company is committed to make certain contributions to the BRDN. As at July 31, 2008, the Company had paid a total of approximately Cdn$2,098,500 (approximately US$2,049,500) to the BRDN and is committed to further payments totalling in the aggregate of approximately Cdn$25,000,000 over the term of the agreement.”

Report of Independent Registered Public Accounting Firm, page 28

2.             We note you provided a modified audit report in response to our prior comment number three from our letter dated July 8, 2008, in which your auditor has made reference to their reliance on the report and work performed by other auditors. We note a portion of your auditor’s opinion is based “thoroughly” on the report of the other auditors. Paragraph 13 of the AU Section 508 contemplates a division of responsibility in which your primary auditor’s opinion is based “solely” on the work of the predecessor auditor. A “thorough” amount of reliance is not contemplated in AU 508 and therefore it is unclear what amount of separation of responsibility is implied by your auditor’s report. If your auditor intends to make reference to the report and audit of another auditor, as contemplated by paragraphs 10 and 11 of AU Section 543, please obtain an audit report that conforms to the guidance of paragraph 13 of AU Section 508.

MANAGEMENT’S RESPONSE:

We have consulted with our principal auditor and propose this revised wording of the Report of the Independent Auditor for the Form 10KSB of October 31, 2007 (change underlined):

To the Stockholders and Board of Directors Blacksands Petroleum, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Blacksands Petroleum, Inc. and Subsidiary as of October 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period October 12, 2004 (inception) through October 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements as of October 31, 2005 and for the period October 12, 2004 (inception) through October 31, 2005 were audited by other auditors whose report dated January 30, 2006 expressed an unqualified opinion on those statements. The financial statements for the period October 12, 2004 (inception) through October 31, 2005 include total expenses and net loss of $13,796 and $13,780 respectively. Our opinion on the statements of operations, stockholders’ equity and cash flows for the period October 12, 2004 (inception) through October 31, 2007 insofar as it relates to amounts for prior periods for October 31, 2005 is based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blacksands Petroleum, Inc. and Subsidiary as of October 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended and the periods from October 12, 2004 (inception) through October 31, 2007, in conformity with U. S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred net losses and negative cash flows from operations, which raises substantial doubt about the Company’s ability to continue as a going concern as more fully described in Note 1. These issues among others raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New York, New York January 28, 2007	/s/ Sherb & Co., LLP ------------------------ Sherb & Co., LLP

3.             Please confirm that your amended filing of your Form 10-KSB will include the report dated January 30, 2006 which your principal auditors have referenced in their report. Refer to Article 2-05 of Regulation S-X.

MANAGEMENT’S RESPONSE:

Please note that the audit report of our predecessor auditors, DeJoya Griffith & Company, LLC for the audit of our fiscal year ended October 31, 2005 and dated January 30, 2006 was included in our Form 10-KSB for the fiscal year ended October 31, 2006 and filed on EDGAR on January 29, 2007. DeJoya Griffith & Company, LLC audited our financial statements for the period October 12, 2004 (Inception) to October 31, 2005. As of October 31, 2005, our total assets were $43,443 or 0.40% of our total assets at October 31, 2006 and October 31, 2007. Our total liabilities at October 31, 2005 were $15 or 0.020% of our total liabilities at October 31, 2006, and less than 0.0001% of our liabilities at October 31, 2007. Our statements of operations covering the period from inception to October 31, 2005 amounted to an accumulated deficit of $16,567 which is 4.8% of our accumulated deficit at October 31, 2006 and 0.8% of our accumulated deficit at October 31, 2007. Sherb & Co., LLP audited our fiscal years ended October 31, 2006 and 2007. In their revised audit report for our fiscal year ended October 31, 2007, Sherb & Co., LLP makes reference to our predecessor auditor in accordance with Paragraph 13 of AU Section 508 for the period they did not audit. We believe that since the DeJoya Griffith & Company, LLC audit report was already included in our Form 10-KSB for the fiscal year ended October 31, 2006, it is not necessary to include the report once again in our Form 10-KSB for the fiscal year ended October 31, 2007.

As a practical matter, if we were required to do so, that would mean we would be required to do so every year going forward so long as we are in the exploration stage. There are numerous issuers that have changed auditors while in the exploration stage, however the audit report of their predecessors was only filed once, although they remained in exploration, and continued to present financial statements from inception.

Consolidated Statement of Operations, page 30

4.             We note from your response to our prior comment number four that the net loss used in the numerator of your calculation of basic and diluted net loss per common share was $1,718,165 and $2,040,743 for the fiscal year ended October 31, 2007 and the period from inception to October 31, 2007, respectively. We also note from your response letter dated May 15, 2008 that the weighted average shares outstanding used in calculating your basic and diluted net loss per common share was 45,347,851 and 51,879,450 for the fiscal year ended October 31, 2007 and the period from inception to October 31, 2007, respectively. When recalculated using these amounts, it appears that your basic and diluted loss per common share is $0.04 for both the fiscal year ended October 31, 2007 and the period from inception to October 31, 2007. Please reconcile these amounts disclosed in your consolidated statement of operations of $0.03 for both periods. Please tell us the nature and cause of the difference.

MANAGEMENT’S RESPONSE:

The numbers were rounded incorrectly. We will change them in the amended Form 10-KSB.

Footnote 3 – Oil and Gas Property Costs, page 38

5.             We note in your response to our prior comment number five you state that the $261,656 represents the minority interest in our capital contribution made to Access Energy in the period subsequent to its acquisition, which you have recognized as part of the acquisition cost in the form of contingent consideration.

Based on the terms of paragraph 5.1.3 of your Unanimous Shareholder Agreement (filed as exhibit 10.17 to your 8-K filed August 8, 2007), it does not appear that your additional capital contributions to fund the budgetary deficits of Access Energy result in any additional transfer of consideration to the selling interests or contingent consideration resulting from the purchase of Access Energy. Instead, it appears that these additional capital contributions to fund the budgetary deficits of Access Energy relate to the financing of the ongoing operations of the subsidiary subsequent to its acquisition. Thusly, the terms of paragraph 5.1.3 appear to result in an equity ownership allocation in which you are 100% responsible for funding the budgetary deficits of Access Energy, and only a 75% beneficiary in the surpluses (at least until such time as Access Energy’s internal capital resources are sufficient to fund the Annual Plan, as per the Unanimous Shareholder Agreement). As such, we are not in a position to agree that capital contributed to fund the operations of your subsidiary subsequent to the acquisition, whether contracted or otherwise, represent either costs to acquire the entity or assets within the purchase price allocation at the time of the acquisition. Accordingly, please modify your financial statements and related disclosures, or provide additional information that supports your current presentation.

MANAGEMENT’S RESPONSE:

We agree with your comments and will amend our financial statements and other disclosures accordingly. The additional capital contributions to fund the operations are not costs associated with the acquisition of Access.

6.             In your response to our prior comment number six, you make reference to the amounts paid in connection with an Impact Benefit Agreement (“IBA”) with the Buffalo River Dene nation (“BRDN”) which relate to payments to the BRDN made over the IBA’s 20-year life “to continue to receive the benefit of surface rights to the A-10 Project”. We also note you reference amounts paid for “reimbursable expenses and non-recoverable goods and services tax.” Of the $454,301 you have capitalized as oil and gas property acquisition costs from August 3, 2007 to October 31, 2007, please tell us the amount related to payments made to continue to receive the benefit of surface rights, versus the amount paid for reimbursable expenses, non-recoverable goods and services tax.

Pursuant to paragraph 18 of FAS 19, “costs of carrying and retaining undeveloped properties .. shall be charged to expense when incurred.” In relation to the portion of the $454,301 related to amounts paid “to continue to receive the benefit of surface rights to the A-10 Project,” please modify your recognition of these costs to conform to the guidance of paragraph 18 of FAS 19, or tell us why you believe this guidance is not applicable.

In relation to the portion of the $454,301 related to amounts paid for “reimbursable expenses and non-recoverable goods and services tax,” please tell us the specific nature of these amounts and why you believe they are acquisition costs pursuant to paragraph 15 of FAS 19.

MANAGEMENT’S RESPONSE:

The IBA is an integral part of the joint venture agreement with the BRDN to acquire the surface rights to the Saskatchewan Lands, known as the A-10 Project. Under these agreements, Access is required to make minimum annual payments as well as payments which are activity-related, such as scholarships to BRDN members enrolled in post-secondary studies, and reimbursements of costs such as legal costs incurred by the BRDN.

The $454,301 consists of Cdn$ capitalized costs of approximately Cdn$429,193. Of the Cdn$429,193, approximately $90,000 is non-recoverable goods and services tax, Cdn$196,185 is for reimburseable expenses to the BRDN, $120,000 is for scholarships to the BRDN, and about $23,000 is for other charges. Accordingly, about US$95,265 is the non-recoverable goods and services tax, and US$334,682 is the amount required to be paid under the joint venture agreement/IBA.

When we review paragraphs 15 and 18 of FAS 19, our interpretation of all of the payments made to the BRDN under the joint venture agreement/IBA is that they are payments made to continue to receive the rights to the A-10 Project lands. We consider them in the nature of lease payments allowed to be capitalized under paragraph 15 of FAS 19.

The non-recoverable goods and services tax (GST) relates to the sales tax on these costs which are not refundable by Canada Revenue Agency as Access was not a GST registrant at the time of payment of these costs. The original amounts on which the GST was charged have been capitalized pre-acquisition.

7.             In your response to our prior comment number six, we note a portion of the “reimbursable expenses and non-recoverable goods and services tax ... [were] not known [to you] at the time of the acquisition.” Given that these contingencies resulted from the IBA which existed before the consummation of your acquisition of Access Energy, please tell us whether a liability for these amounts was recognized in your Access Energy purchase price allocation. In your response, please apply the guidance for recognizing preacquisition contingencies pursuant to paragraph 40 and 41 of FAS 141. Please also tell us what date you have determined to be the end of your allocation period, as defined in Appendix F of FAS 141.

MANAGEMENT’S RESPONSE:

The future payments under the IBA are not fully known, are also somewhat variable, and have the potential to be discontinued at any time. Accordingly, we do not consider that the future payments under the IBA are preacquisition contingencies to be recognized as part of the acquisition.

As long as we do not terminate our agreement with the BRDN, we will continue to incur the ongoing payments to the BRDN which provide us with access to the A-10 Project lands, and will continue to capitalize them – although not as costs associated with the Company’s acquisition of Access (see comment 6 above).

Specifically related to the allocation period for the acquisition of Access, we believe that the allocation period for the Access acquisition will end with the filing of our Form 10-K for the year ending October 31, 2008 since in that period, the Access Warrants have met their vesting provisions and will need to be recorded. In our view, this is the last component of the Access acquisition that requires recording.

8.             We note in your response to our prior comment number seven you identify the “exchange adjustments” in the amount of $247,923 as a translation adjustment resulting from the impact of changes in exchange rates on the Canadian dollar-denominated assets. Please expand your disclosure within your financial statements to include sufficient information of this amount so as to make clear what this amount represents and how it was accounted for. In responding to this comment, please include a sample of your proposed expanded disclosure.

MANAGEMENT’S RESPONSE:

We propose the following note 3 for our Form 10K-SB. We have added the superscript 1 to the Exchange adjustment reference, and included some explanation below the chart.

“3.	OIL AND GAS PROPERTY COSTS

In the year ended October 31, 2007, the Company incurred property acquisition costs as follows:

Balance, beginning of year	$—

Acquisition cost allocated to oil & gas property costs on
payment on August 3, 2007 to Access Energy Inc.	4,058,979
Additional acquisition cost allocated to oil & gas
property costs on capital contributions to Access Energy
Inc. subsequent to the acquisition	261,656
Exchange adjustments (1)	247,923

Fair Value of property on acquisition of Access Energy Inc.	4,568,558
Costs incurred from August 3, 2007 to October 31, 2007	454,301

Total incurred during the period	5,022,859

Balance, end of year	$5,022,859

[1] Access Energy, the Company’s subsidiary, is a Canadian company. Access Energy’s assets and liabilities are translated to US Dollars at exchange rates prevailing at the period end. The translation gains and losses on the net investment in the subsidiary are reflected in comprehensive income or loss. The $247,923 is the increase in the US$ amount of oil & gas property costs from the date of acquisition to October 31, 2007 as the Canadian$ amounts were converted to US$ at the exchange rates prevailing at the two period end dates. The resulting gain has been credited to comprehensive income.

During the year ended October 31, 2007, the Company spent funds to evaluate and to acquire properties with oil and gas potential in northern Saskatchewan and northern Alberta.

On November 3, 2006, the Company entered into a joint venture agreement (“JV Agreement”), which was amended on May 9, 2007, and on May 24, 2007, the Company entered into an Impact Benefit Agreement with the Buffalo River Dene Nation (“BRDN”) to explore and develop its traditional lands in northern Saskatchewan and Alberta.

Pursuant to the terms of the JV Agreement, the Company is responsible for 100% of the costs to explore and develop any project within the traditional lands. After all costs relating to a specific project have been recouped, the BRDN is entitled to a net profit interest. Furthermore, the BRDN is entitled to earn an additional interest in any project(s) by contributing its pro rata share of the costs to explore and develop any project(s).

Pursuant to the terms of the Impact Benefit Agreement with BRDN, the Company is committed to make certain contributions to the BRDN. As at October 31, 2007, the Company had paid a total of $1,150,000 to the BRDN and is committed to further annual payments over the term of the agreement.

The funding provided to the BRDN under the Impact Benefit Agreement is recoverable to the Company under the JV Agreement before the payment of the BRDN net profit interest. These costs are capitalized as acquisition-related costs associated with oil and gas property interests, and will be credited when recovered.”

Footnote 11 – Acquisition of Access Energy Inc. (“Access”), page 43

9.             In response to our prior comment number 11, we note your assertion that these warrants were issued in contemplation of a separate project that was unrelated to your acquisition of Access Energy. Please update your disclosure in this footnote and throughout your filing to disclose this fact. Also, please expand your disclosure to discuss the nature of the warrant grant, the circumstances under which they were issued, the terms for vesting, and your assertion that you believe it unlikely that any of the warrants will vest and how that has resulted in no expense recognition in association with their issuance. Refer to paragraphs 65, A240(a) and A242 of FAS 123(R). In responding to this comment, please provide us with a sample of your proposed disclosure modifications.

We also note in your response that you reference FAS 141 as guidance for your conclusions regarding recognition of the warrants. Please also note that since you assert these warrants were not issued in consideration of a business combination, the warrant grant is not within the scope of FAS 141. Please confirm to us whether you have considered the applicability of EITF 96-18 and whether you have determined that this warrant grant is within the scope of that guidance. If applicable, please also tell how the application of EITF 96-18 has been reflected in your financial statements.

MANAGEMENT’S RESPONSE:

The section of Note 4 to our Form 10-KSB that refers to the warrants currently reads:

“In addition there are 1,500,000 Warrants outstanding, which were issued as part of the consideration for the purchase of the subsidiary. Each of these 1,500,000 Warrants is exercisable for five years commencing August 3, 2007 and entitles the holder to purchase one share of Common Stock at $2.00 per share.”

We propose to amend it to read as follows:

“In addition, there are 1,500,000 Warrants outstanding, which were issued as part of the consideration for the purchase of the subsidiary, Access Energy. Referred to as the “Access Warrants”, each of these 1,500,000 Access Warrants is exercisable for five years commencing August 3, 2007 and entitles the holder to purchase one share of Common Stock at $2.00 per share. The Access Warrants were granted in consideration for the future acquisition of an additional project other than the A10 Project, which, at the time of the acquisition of Access, and to the date of this report, had not been secured. The Access Warrants do not vest until Access secures an additional project. No value could be attributed to these Access Warrants since no additional project has been secured, and there is no certainty that any additional project will be secured. If and when an additional project is secured, and assuming the Access Warrants have not expired, they will be considered to have vested and we will determine and record the value of the Access Warrants accordingly using the Black-Scholes method.”

We do believe that the Access Warrants were issued in consideration of a business combination – the Access Energy acquisition, as they were an integral part of the acquisition – but that they do not vest until another project is obtained. Because we believe that the Access Warrants were issued in consideration of a business combination, we do not consider EITF 96-18 to be applicable. As well, we believe that paragraph 28 of FAS 141 does provide the guidance as to the timing of the recognition of the value of the Access Warrants and accordingly that since vesting of the Access Warrants is contingent upon securing an additional project, the Access Warrants are a contingent consideration the value of which would only be recorded if and when an additional project is secured (the time of vesting). At that time, when such an additional project is secured, the value of the additional consideration, being the Access Warrants, will be recorded as an additional cost of the acquisition of Access.

On October 15, 2008, Access entered into a joint venture agreement for another project with La Loche Clearwater Development Authority, subject to ratification by the members of the aboriginal community. The ratification is required to be provided no later than December 3, 2008, so before we file our Form 10-K for the year ended October 31, 2008, we will have knowledge as to whether the community has ratified the joint venture agreement, and therefore whether the Access Warrants have vested. Assuming the ratification is obtained, we will record the value of the additional consideration, the Access Warrants, in our financial statements of October 31, 2008.

FORM 10-Q for the Quarterly Period Ended July 31, 2008

Item 1 – Financial Statements

Footnote 6 – Stocks and Warrants, page 13

10.           We note you disclose that on February 15, 2008 the Board of Directors approved a revised stock option plan which remains subject to regulatory and shareholder approval. Please expand your disclosure to indicate when you intend to submit that plan for shareholder approval. Please provide us with a sample of your expanded disclosure. Please also tell us what regulatory approvals are pending.

MANAGEMENT’S RESPONSE:

We propose to add the following to note 6 of an amended Form 10-Q for the quarter ended July 31, 2008:

“The Stock Option Plan will be presented to the shareholders for approval at the annual general meeting to be held on December 10, 2008.”

We have clarified that there is no regulatory approval required.

Footnote 11 – Subsequent Event, page 15

11.           In light of your disclosure, please tell us whether you have assessed the carrying value of your unproved oil and gas property costs for impairment. In your response to this comment, please tell us the process you employed for performing the assessment and the results thereof. If you have not yet assessed impairment, please tell us when you intend to perform your periodic assessment. Refer to paragraph 38 of FAS 19.

MANAGEMENT’S RESPONSE:

We believe the reference in your comment 11 should be to paragraph 28 rather than 38.

Our process for assessing impairment for the July 31, 2008 Form 10-Q was informal. Given management’s belief that Access Energy would ask the Province to re-post the permits (which was done, and the Province has agreed to re-post), and given Access Energy’s intent to bid again, management briefly discussed whether there was any reason to consider impairment, and concluded there was not. For the year end October 31, 2008, and quarterly thereafter, we intend to formalize this process.

This concludes our response to your letter of September 19, 2008. Please advise if there are any further comments.

Yours truly,

/s/ Paul A. Parisotto
_____________________________________
Paul A. Parisotto

President & Chief Executive Officer